UNITED STATES SECURITIES AND EXCHANGE
                                   COMMISSION
                             WASHINGTON, D.C. 20549

                 SCHEDULE 13D UNDER THE SECURITIES EXCHANGE ACT
                                    OF 1934

                           INFE HUMAN RESOURCES, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE

                         (Title of Class of Securities)

                                  45662H 10 6
                                 (CUSIP Number)

                            Laura E. Anthony, Esquire
                         330 Clematis Street, Suite 217
                            West Palm Beach, FL 33401
                                  (561)514-0936
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               NOVEMBER 30, 2004

             (Date of Event Which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section ss.240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of Reporting Persons. I.R.S. Identification Nos. of above persons
(entities only).

     ART VIOLA
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2.   Check the Appropriate Box If a Member of a Group (See Instructions) (a)
[_] (b)  [_]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions) WC
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
or 2(e)                                             [_]

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6.   Citizenship or Place of Organization United States of America
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Number of       (7) Sole Voting
Shares Bene-        Power               8,240,000 SHARES
ficially
Owned by        -----------------------------------------------------
Reporting       (8) Shared Voting
Person With         Power                       0

                -----------------------------------------------------
                (8) Sole Dispositive
                    Power                8,240,000

                -----------------------------------------------------
                (10) Shared Dispositive
                     Power                       0
-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 8,240,000
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11) 73.571%
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14.  Type of Reporting Person (See Instructions) IN
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


ITEM 1. SECURITY AND ISSUER.

        This statement on Schedule 13D relates to the common stock, par value $0.001 per share ("Common Stock"), of Infe Human Resources, Inc., a Nevada corporation (the "Company"). The address of the Company's principal executive offices is 67 Wall Street, 22nd Floor, New York, NY 10005.

ITEM 2. IDENTITY AND BACKGROUND.

        (a)   This Schedule 13D is being filed by Art Viola.

        (b)   Business Address: 67 Wall Street, 22nd Floor, New York, NY 10005.

        (c) President and Director of Infe Human Resources, Inc., a development stage Company engaged in the business of providing staffing and human resource Related services.

        (d)   Criminal Proceedings: None

        (e)   Civil Proceedings: None

        (f)    Citizenship: United States of America


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        As explained in the Form 10 registration statement filed by Infe Human Resources, Inc. on August 21, 2003 and amended several times thereafter, including a final amendment on June 29, 2004 on October 21, 2003 Mr. Viola acquired 7,040,000 shares of Common Stock pursuant to a Stock Subscription Agreement (the "Agreement") (the terms of which are hereby incorporated by reference). Pursuant to the terms of the Stock Purchase Agreement, Mr. Viola received 70.4% of the issued and outstanding shares of Infe Human Resources, Inc., ("Infe") In exchange for which he transferred 100% of the issued and outstanding shares in Daniels Corporate Advisory Company, Inc., a sole proprietorship, to Infe. The transaction was considered a reverse merger and Daniels was considered the surviving entity for accounting purposes.
Thereafter, on or near November 30, 2004, Mr. Viola was issued an additional 1,000,000 shares of the Company's $.001 Common Stock in exchange for services rendered and as partial compensation for services through that date. Thereafter on May 26, 2005 Mr. Viola was issued an additional 200,000 shares for compensation and services rendered.


ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the transactions was for Mr. Viola to become a majority shareholder of Infe and to devote his full time and expertise into the Company, its growth and management, as its Chief Executive Officer and President. In addition, the issuance of the 1,000,000 shares in November 2004 and 200,000 shares in May, 2005 was for the purpose of compensating Mr. Viola.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) Mr. Viola is the beneficial owner of the shares of Common Stock of the Company representing 73.571% of the Common Stock of the Company outstanding as of February 28, 2005.

        (b) Mr. Viola has sole voting and dispositive power over the Shares.


        (c) Except as reported above in Item 3, Mr. Viola has not effected any transactions in the Common Stock during the past 60 days.

        (d) No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Viola.

        (e)   Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

       NONE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

       NONE


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2005



                                                  By: /s/ ART VIOLA
                                                      -------------------
                                                          ART VIOLA



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